October 7, 2010

Via EDGAR

Kevin Dougherty

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Comment Letter to Geokinetics Inc., File No.001-33460

Dear Mr. Dougherty:

On behalf of Geokinetics Inc. (“Geokinetics”), this will confirm our conversation of October 7, 2010 that Geokinetics will respond to the comment letter dated September 24, 2010 no later than October 15, 2010, and intends to respond as soon as practical.

Yours very truly,

/s/ Joshua S. Chaffin

Joshua S. Chaffin
Direct Phone Number: 713 547-2565
Direct Fax Number: 713 236-5655
Josh.Chaffin@haynesboone.com

cc:	Richard F. Miles
William L. Moll, Jr., Esq.
Geokinetics Inc.

Guy Young, Esq.
Haynes and Boone, LLP